SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of September, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: China Fund Management Licence


Embargo: 07.00 Wednesday 7th September 2005

  Prudential receives approval to set up fund management joint venture in China

Prudential plc has received approval from the China Securities Regulatory Commission (CSRC) to set up a new fund management joint venture in China. CITIC Prudential Fund Management Company will be headquartered in Shanghai and will offer retail investment products nationwide. This funds management operation is Prudential's ninth in Asia and adds to its rapidly growing portfolio of funds businesses.

Prudential and CITIC will be the two primary shareholders and hold equal stakes in the new joint venture with the balance held by China-Singapore Suzhou Industrial Park Venture Company and Suzhou New District Economic Development Group.

Mark Norbom, Chief Executive Prudential Corporation Asia said, "We are very pleased to have reached this latest milestone in our plan to build a financial services business in China. With the strong support of our partner CITIC we already have an enviable life insurance business in China and our new funds management operation underlines our continued commitment, not only to our very successful partnership with CITIC, but also to the rapidly growing Chinese financial services market."

Ajay Srinivasan, Chief Executive, Fund Management, Prudential Corporation Asia added, "Prudential has an excellent track record of building successful funds management businesses in Asia. We plan to leverage this extensive experience as we work towards our goal of building a significant and profitable funds management business in China. We are very committed to making a positive contribution to both the Chinese funds management industry and Chinese investors."
                                    - ENDS -


Enquiries

Media Relations                     Investor Relations
Joanne Doyle       020 7548 3708    Marina Novis             020 7548 3511


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP214 billion (as of 30 June 2005) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP133 billion of funds under management (as at 30 June 2005).

Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with life insurance operations in twelve countries. In addition to its Asian life insurance operations Prudential has asset management businesses in India, Hong Kong, Japan, Taiwan, Malaysia, Singapore, Korea, Vietnam and China managing over GBP26 billion in Asia sourced funds under management (as of 30 June 2005). Four of the nine asset management businesses have top five market rankings based on funds under management (India, Hong Kong Mandatory Provident Fund, Malaysia, Singapore as of 31 May 2005).

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over GBP214 billion in assets under management, as at 30 June 2005. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking.
By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

About CITIC Group (China International Trust and Investment Corporation)

CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.

CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilised foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.

CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2004, CITIC had total assets of over RMB 701.6 billion (Approximately GBP47bn as at 31 December 2004)

About China-Singapore Suzhou Industrial Park Venture Company (CSVC)

CSVC specialises in funding the development of new high-tech enterprises in China. Based in Suzhou, the company offers a range of services including venture capital funding, loan guarantees, mergers and acquisition and advice on
initial public offers.   The company also provides project management assistance
to the companies it has funded including international economic and technical exchange.

About Suzhou New District Economic Development Group (SND)

SND primarily focuses on the development and management of real estate in new industrial areas in Suzhou. It has other businesses including real estate brokerage, public recreational facilities developments and a travel agency.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  7 September, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations